ASUR Reports 3Q21 Financial Results

Passenger traffic in 3Q21 continued to gradually recover reaching 98.6%
of 3Q19 pre-pandemic levels

Mexico City, October 25, 2021 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and nine-month periods ended September 30, 2021.

3Q21 Highlights1

•

Total passenger traffic increased 231.2% year over year (YoY) reflecting the impact of the pandemic which impacted travel demand since mid-march 2020 and reached 98.6% of 3Q19 pre-pandemic levels. By country of operations, 3Q21 passenger traffic compared to 3Q19 levels were as follows:

•	Mexico: recovered to 94.9% of 3Q19 levels, with domestic and international traffic at 90.7% and 99.8% of 3Q19 levels, respectively
•	Puerto Rico (Aerostar): increased 16.3%, with domestic traffic up 21.6% more than offsetting the 26.8% decline in international traffic
•	Colombia (Airplan): recovered to 95.3% of 3Q19 traffic, with domestic and international traffic reaching levels of 95.6% and 93.6% of 3Q19 traffic, respectively.

Table 1: Financial & Operational Highlights [1]

•     Revenues increased 98.9% YoY to Ps.4,866.1 million, and were up 18.5% when compared to 3Q19. Excluding construction revenues, revenues increased 154.1% YoY, and 11.2% against 3Q19.

•     Consolidated commercial revenues per passenger were Ps.117.6 in 3Q21.

•     Consolidated EBITDA increased 285.8% YoY to Ps.2,913.0 million and 17.7% from pre-pandemic levels of 3Q19.

•     Adjusted EBITDA Margin (excludes the effect of IFRIC 12) increased to 67.7% from 44.6% in 3Q20 and compared to 64.0% in 3Q19.

•     Closed the quarter with cash & cash equivalents of Ps.11,042.6 million and Net Debt-to-LTM EBITDA at 0.4x.

•     Principal debt payments of Ps.353.7 million, or 2.5% of Total Debt, mature in 4Q21.

•     On October 1, 2021 the Company paid an ordinary net cash dividend of Ps.8.21 per common share.

	Third Quarter
	2020	2021	% Chg
Financial Highlights
Total Revenue	2,447,072	4,866,106	98.9
Mexico	1,699,712	3,383,896	99.1
San Juan	681,538	999,885	46.7
Colombia	65,822	482,325	632.8
Commercial Revenues per PAX	137.4	117.6	(14.4)
Mexico	114.7	136.3	18.9
San Juan	186.1	152.3	(18.2)
Colombia	282.0	40.0	(85.8)
EBITDA	755,074	2,913,013	285.8
Net Income	147,027	1,957,451	1,231.4
Majority Net Income	105,155	1,793,950	1,606.0
Earnings per Share (in pesos)	0.3505	5.9798	1,606.0
Earnings per ADS (in US$)	0.1705	2.9082	1,606.0
Capex	834,473	601,180	(28.0)
Cash & Cash Equivalents	6,012,746	11,042,598	83.7
Net Debt	8,732,330	3,033,148	(65.3)
Net Debt/ LTM EBITDA	1.5	0.4	(79.6)
Operational Highlights
Passenger Traffic
Mexico	3,023,846	7,909,155	161.6
San Juan	963,677	2,739,163	184.2
Colombia	146,678	3,043,742	1,975.1

3Q21 Earnings Call

Date & Time: Tuesday, October 26, 2021 at 10:00 AM US ET; 9:00 AM CT

Dial-in: 1-866-248-8441 (US & Canadá); 1-323-289-6581 (Internacional y México); Access Code: 9826046

Replay: Tuesday, October 26, 2021 at 1:00 PM US ET, ending at 11:59 PM US ET on Tuesday, November 2, 2021. Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 9826046

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and nine-month periods ended September 30, 2021, and the equivalent three- and nine-month periods ended September 30, 2020. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.20.5623 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP184.2500 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 20 of this report.

ASUR 3Q21 Page 1 of 27

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

The United States Centers for Disease Control and Prevention (CDC) requires negative COVID-19 tests for all air passengers entering the US as of January 26, 2021. According to the CDC, pre- and post-trip testing is a critical layer in slowing the introduction and spread of COVID-19. This strategy is consistent with the current phase of the pandemic and intended to more effectively protect the health of US citizens. Within three days of departure to the United States, passengers are required to obtain a viral test and provide the airline on which they are traveling written documentation of their negative test result or documentation that evidences that they have recovered from COVID-19. Additionally, the CDC recommends that passengers who tested negative before their flight get tested again 3 to 5 days after arrival in the US (unless they recovered from COVID-19 in the past 3 months) and in the case their test upon arrival is positive to self-quarantine. Unvaccinated people should self-quarantine for 7 days after their arrival and get tested 3 to 5 days after arrival (or quarantine for 10 days if they do not get tested). As of April 2, 2021, CDC guidelines specify that fully vaccinated travelers and those who recovered from COVID-19 in the past 3 months do not need to be tested before or after travel or self-quarantine, unless their destination requires it. Several Mexican airports have implemented COVID-19 test sites certified by the government, which are operated by third parties, who have been granted the space to provide this service at the airports of Cancun, Merida, Veracruz and Oaxaca.

On March 23, 2020, as part of the COVID-19 protection measures, the Federal Aviation Authority accepted a request from the Governor of Puerto Rico for all flights bound for Puerto Rico to land at Luis Muñoz Marín International Airport, operated by ASUR's subsidiary, Aerostar. However, on April 1, 2021, the Government of Puerto Rico announced the reopening of Mercedita International Airport in Ponce and Rafael Hernández Airport in Aguadilla. Therefore, there are currently three airports on the island that receive commercial flights.

On May 20, 2021, the Governor of Puerto Rico, through an executive order of indefinite duration, updated the control measures regarding the entry of passengers to Puerto Rico's airports. For this purpose, any passenger over two years of age who arrives at Luis Muñoz Marín International Airport or any other airport on the Island on a flight from any other jurisdiction of the United States, will have to present evidence of being completely inoculated (with the Moderna, Pfizer or Janssen vaccines) or show a negative result of COVID-19 from a qualified SARS-CoV2 viral test or antigen tests performed within 72 hours before arrival. Passengers arriving from international destinations have to meet the negative test requirement, regardless of their vaccination status.

Passengers who do not comply with the evidence of inoculation or present a negative test, must remain in quarantine for 14 days, until a negative result is obtained. Passengers can also present a positive COVID-19 result from the past three months prior to the flight, along with a letter from their doctor or a government health official certifying their recovery. All passengers over the age of two must wear a mask at all times and must complete the form entitled "Traveler's Declaration" from the Puerto Rico Department of Health.

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through September 15, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020 until September 1, 2020. As of October 2, 2020, passenger commercial flights had been reestablished at all of ASUR’s Colombian airports. International flights were allowed by the government starting September 16, 2020 with the Rionegro Airport resuming international flights on September 19, 2020. Stating June 2, 2021, a negative COVID-19 test is no longer required to enter the country. For travelers leaving the country and depending on the destination, requirements, if any, may include an antigen or PCR test, proof of vaccination.

México, the United States and Colombia may issue flight restrictions similar to those issued in other parts of the world, which could cause a significant reduction in our operations.

ASUR 3Q21 Page 2 of 27

Impact of COVID-19 on ASUR’s 9M21 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry and governments have introduced travel bans and restrictions. As a result, ASUR’s passenger traffic declined in the second half of March 2020 and continued to decline dramatically throughout its airport network in the following months. However, traffic has progressively recovered since June 2020. The table below shows the YoY change in passenger traffic during 9M21:

YoY Change in Passenger Traffic During 9M21
Region	January	February	March	April	May	June	July	August	September	Total
México	(44.1%)	(53.4%)	0.2%	1556.9%	2455.6%	863.2%	276.1%	148.3%	92.7%	76.1%
Domestic Traffic	(29.7%)	(36.4%)	17.8%	874.3%	1376.3%	467.6%	161.0%	76.5%	47.0%	74.1%
International Traffic	(55.6%)	(65.7%)	(15.0%)	9724.3%	13630.7%	2700.3%	557.9%	323.8%	210.6%	78.3%
Puerto Rico	(40.1%)	(39.3%)	42.9%	1736.2%	1021.4%	371.8%	207.5%	209.6%	130.1%	104.7%
Domestic Traffic	(37.2%)	(34.9%)	51.9%	1732.6%	999.6%	351.7%	196.1%	197.7%	121.5%	108.6%
International Traffic	(68.5%)	(79.6%)	(54.7%)	1845.9%	2216.3%	1888.8%	540.9%	582.7%	394.9%	51.4%
Colombia	(45.4%)	(44.7%)	22.0%	49681.4%	33629.1%	34282.8%	42281.9%	23518.5%	630.8%	145.3%
Domestic Traffic	(43.6%)	(41.2%)	26.9%	73376.1%	55151.9%	56190.5%	50770.2%	24148.7%	561.8%	145.1%
International Traffic	(55.7%)	(65.0%)	(7.8%)	17268.0%	12796.7%	11675.2%	22646.2%	20458.5%	1812.4%	146.2%
Total	(43.7%)	(49.2%)	11.3%	1905.4%	2124.2%	822.5%	339.5%	234.5%	147.6%	92.6%
Domestic Traffic	(35.9%)	(37.5%)	28.7%	1374.9%	1480.6%	575.2%	264.5%	191.1%	119.1%	98.1%
International Traffic	(56.2%)	(66.2%)	(15.9%)	9131.7%	12058.9%	2868.1%	620.9%	377.3%	252.6%	81.8%

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 3Q21 with a solid financial position, with cash and cash equivalents totaling Ps.11,042.6 million and Ps.14,075.7 million in Total Debt, including Ps.353.7 million in principal payments due in 4Q21, which represents 2.5% of Total Debt.

The following table shows the Company’s liquidity position by region of operations.

Liquidity Position as of September 30, 2021

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Oct– Dec 2021)
Mexico	8,418,637	4,596,470	802,419	3,794,051	300,000
Puerto Rico	2,069,892	7,086,662	457,869	6,628,793	0
Colombia	554,069	2,392,614	61,034	2,331,580	53,731
Total	11,042,598	14,075,746	1,321,322	12,754,424	353,731

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of September 30, 2021

Figures in thousands of Mexican Pesos

Region of Operation	2021	2022	2023	2024	2025/2034
Mexico	300,000	900,000	1,965,000	1,445,000	0
Puerto Rico [1]	0	240,776	264,275	291,109	6,222,399
Colombia [2]	53,731	226,866	262,687	322,388	967,150
Total	353,731	1,367,642	2,491,961	2,058,497	7,189,549

[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.20.5623= US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP184.2500=Ps.1.00
Note: Figures only reflects principal payments.

ASUR 3Q21 Page 3 of 27

The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of September 30, 2021

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico	6,034,411	227,162	26.6(1)	3.0
Puerto Rico	2,076,039	652,736	3.2(2)	1.1
Colombia	662,188	400,397	1.7(3)(4)	1.2
Total	8,772,638	1,280,295	6.9

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.2,076,3 million and LTM Debt Service was Ps.652,7 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.662.2 million and Debt Service was Ps.400.4 million.

4 A waiver is granted for the breach of the Debt Coverage Ratio indicator from April 30, 2021 until March 31, 2022

Accounts Receivables

Starting in mid-March of 2020, some of the airlines and other clients and tenants that operate in ASUR’s airports asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

Accounts Receivable as of September 30, 2021

Figures in Thousands of Mexican Pesos

Región	3Q20	3Q21	% Chg
Mexico	179,823	1,179,656	556.0
Puerto Rico	504,067	199,284	(60.5)
Colombia	105,402	71,714	(32.0)
Total	789,292	1,450,654	83.8

Note: Net of allowance for bad debts.

3Q21 Passenger Traffic

During 3Q21, total passenger traffic at ASUR increased 231.2% YoY to 13.7 million passengers, reflecting a recovery from the impact of the COVID-19 crisis on travel which began mid-March 2020. Passenger traffic in 3Q21 reached 98.6% of 3Q19 pre-pandemic levels. By geography, 3Q21 traffic in Mexico and Colombia reached 94.9% and 95.3% of 3Q19 levels, respectively, while traffic in Puerto Rico increased by 16.3% over 3Q19 levels.

Traffic in Mexico increased 161.6% YoY to 7.9 million passengers, with domestic and international traffic up 87.8% and 345.6%, respectively. In addition, passenger traffic in Mexico reached 94.9% of 3Q19 levels, with domestic traffic reaching 90.7% and international 99.8%.

In Puerto Rico, passenger traffic in 3Q21 increased 184.2% YoY to 2.7 million passengers and increased 16.3% when compared to 3Q19, mainly driven by a 21.6% increase in domestic traffic compared to 3Q19, while international traffic recovered to 73.2% of 3Q19 levels.

Traffic in Colombia increased to 3.0 million passengers in 3Q21, from 0.1 million passengers in 3Q20, reflecting the reestablishment of commercial flight operations in Colombia, which were suspended by the Colombian government for the majority of 3Q20. In addition, traffic recovered to 95.3% of 3Q19 pre-pandemic levels, with domestic and international traffic reaching 95.6% and 93.6% of 3Q19 traffic levels, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 21 of this report.

ASUR 3Q21 Page 4 of 27

Table 2: Passenger Traffic Summary
	Third Quarter			% Chg vs 20	% Chg vs 19	Nine- Months			% Chg vs 20	% Chg vs 19
	2019	2020	2021			2019	2020	2021
Total Mexico	8,333,227	3,023,846	7,909,155	161.6	(5.1)	25,783,861	11,548,726	20,333,163	76.1	(21.1)
- Cancun	6,160,215	2,290,234	6,096,651	166.2	(1.0)	19,374,608	8,533,218	15,604,679	82.9	(19.5)
- 8 Others Airports	2,173,012	733,612	1,812,504	147.1	(16.6)	6,409,253	3,015,508	4,728,484	56.8	(26.2)
Domestic Traffic	4,469,498	2,158,659	4,053,553	87.8	(9.3)	12,367,374	6,133,129	10,676,596	74.1	(13.7)
- Cancun	2,484,484	1,467,768	2,484,684	69.3	0.0	6,703,534	3,500,852	6,542,411	86.9	(2.4)
- 8 Others Airports	1,985,014	690,891	1,568,869	127.1	(21.0)	5,663,840	2,632,277	4,134,185	57.1	(27.0)
International traffic	3,863,729	865,187	3,855,602	345.6	(0.2)	13,416,487	5,415,597	9,656,567	78.3	(28.0)
- Cancun	3,675,731	822,466	3,611,967	339.2	(1.7)	12,671,074	5,032,366	9,062,268	80.1	(28.5)
- 8 Others Airports	187,998	42,721	243,635	470.3	29.6	745,413	383,231	594,299	55.1	(20.3)
Total San Juan, Puerto Rico	2,354,372	963,677	2,739,163	184.2	16.3	7,072,180	3,505,793	7,175,392	104.7	1.5
Domestic Traffic	2,098,971	932,983	2,552,192	173.6	21.6	6,315,138	3,265,711	6,811,926	108.6	7.9
International traffic	255,401	30,694	186,971	509.1	(26.8)	757,042	240,082	363,466	51.4	(52.0)
Total Colombia	3,192,585	146,678	3,043,742	1,975.1	(4.7)	8,807,551	2,821,728	6,920,374	145.3	(21.4)
Domestic Traffic	2,699,836	137,501	2,582,234	1,778.0	(4.4)	7,457,666	2,411,973	5,911,758	145.1	(20.7)
International traffic	492,749	9,177	461,508	4,929.0	(6.3)	1,349,885	409,755	1,008,616	146.2	(25.3)
Total traffic	13,880,184	4,134,201	13,692,060	231.2	(1.4)	41,663,592	17,876,247	34,428,929	92.6	(17.4)
Domestic Traffic	9,268,305	3,229,143	9,187,979	184.5	(0.9)	26,140,178	11,810,813	23,400,280	98.1	(10.5)
International traffic	4,611,879	905,058	4,504,081	397.7	(2.3)	15,523,414	6,065,434	11,028,649	81.8	(29.0)
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	Third Quarter		% Chg	Nine- Months		% Chg
	2020	2021		2020	2021
Total Revenues	2,447,072	4,866,106	98.9	8,371,073	11,995,097	43.3
Aeronautical Services	1,047,167	2,558,755	144.4	3,877,006	6,528,090	68.4
Non-Aeronautical Services	646,779	1,745,527	169.9	2,650,860	4,346,601	64.0
Total Revenues Excluding Construction Revenues	1,693,946	4,304,282	154.1	6,527,866	10,874,691	66.6
Construction Revenues	753,126	561,824	(25.4)	1,843,207	1,120,406	(39.2)
Total Operating Costs & Expenses	2,071,494	2,295,286	10.8	6,358,093	6,126,869	(3.6)
Other Revenues	(5,993)		n/a	158,881		n/a
Operating Profit	369,585	2,570,820	595.6	2,171,861	5,868,228	170.2
Operating Margin	15.1%	52.83%	3773 bps	25.9%	48.9%	2298 bps
Adjusted Operating Margin [1]	21.8%	59.73%	3791 bps	33.3%	54.0%	2069 bps
EBITDA	755,074	2,913,013	285.8	3,549,794	7,020,937	97.8
EBITDA Margin	30.86%	59.86%	2901 bps	42.4%	58.5%	1613 bps
Adjusted EBITDA Margin [2]	44.57%	67.68%	2310 bps	54.4%	64.6%	1018 bps
Net income	147,027	1,957,451	1,231.4	1,546,466	4,325,345	179.7
Net income majority	105,155	1,793,950	1,606.0	1,469,242	3,970,624	170.2
Earnings per Share	0.3505	5.9798	1,606.0	4.8975	13.2354	170.2
Earnings per ADS in US$	0.1705	2.9082	1,606.0	2.3818	6.4367	170.2

Total Commercial Revenues per Passenger [3]	137.4	117.6	(14.4)	132.4	115.5	(12.7)
Commercial Revenues	571,678	1,626,058	184.4	2,383,852	4,012,528	68.3
Commercial Revenues from Direct Operations per Passenger [4]	20.0	20.8	4.1	19.2	20.7	7.9
Commercial Revenues Excluding Direct Operations per Passenger	117.5	96.8	(17.6)	113.2	94.8	(16.2)

[1] Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers Mexico, Puerto Rico y Colombia.
[4] Represents ASUR´s operations in convenience stores

ASUR 3Q21 Page 5 of 27

Consolidated Revenues

Consolidated Revenues for 3Q21 increased 98.9% YoY, or Ps.2,419.0 million, to Ps.4,866.1 million and 18.5%, or Ps.759.8 million when compared to the pre-pandemic levels of 3Q19. The YoY increase was mainly due to the following variations:

•

A 169.9% increase in revenues from non-aeronautical services to Ps.1,745.5 million. Mexico contributed Ps.1,199.4 million, while Puerto Rico and Colombia accounted for Ps.419.9 million and Ps.126.2 million, respectively;

•

A 144.4% increase in revenues from aeronautical services to Ps.2,558.8 million. Operations in Mexico contributed Ps.1,688.5 million, while Puerto Rico and Colombia contributed Ps.516.0 million and Ps.354.3 million, respectively; and

•	A 25.4%, or Ps.191.3 million, decline in construction services revenues to Ps.561.8 million, principally in Mexico.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 154.1% YoY to Ps.4,304.3 million.

Compared to pre-pandemic levels of 3Q19, revenues excluding construction services increased 11.3%, with increases of 17.3% in revenues from non-aeronautical services and 7.5% in revenues from aeronautical services. Excluding revenues from construction services, Mexico accounted for 67.1% of total revenues in 3Q21, while Puerto Rico and Colombia represented 21.7% and 11.2%, respectively.

Commercial Revenues in 3Q21 increased 184.4% YoY to Ps.1,626.1 million, mainly reflecting the 231.2% recovery in passenger traffic. Compared to pre-pandemic levels of 3Q19, commercial revenues increased 17.4%. Commercial revenues increased YoY across ASUR’s regions of operations: 210.5% to Ps.1,083.1 million in Mexico, 132.6% to Ps.417.2 million in Puerto Rico and 189.3% to Ps.125.7 million in Colombia.

Commercial Revenues per Passenger was Ps.117.6 in 3Q21, compared to Ps.137.4 in 3Q20 and Ps.99.2 in 3Q19.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses during 3Q21, including construction costs, increased 10.8% YoY, or Ps.223.8 million, to Ps.2,295.3 million, and increased 10.4%, or by Ps.215.6 million, when compared to the pre-pandemic levels of 3Q19.

Excluding construction costs, operating costs and expenses increased 31.3% YoY, or Ps.415.1 million, and declined 5.9% when compared to 3Q19. The YoY increase was mainly due to the following variations:

•

Mexico: increased 42.6%, or Ps.301.1 million, mainly due to higher technical assistance and concession fees together with increases in energy, maintenance and security expenses, as well as higher cost of sales from directly operated stores, together with higher social security contributions.

•

Puerto Rico: increased 9.5%, or Ps.35.0 million, principally reflecting a Ps.76.1 million reversal of the maintenance provision recorded in 3Q20 an increase of Ps.15.5 million in cost of sales of directly operated convenience stores. The increase was partially offset by a Ps.165.4 million reimbursement of expenses from applying funds from the grant under the Cares Act, compared with a reimbursement of expenses of Ps.112.7 million in 3Q20.

•	Colombia: increased 32.7%, or Ps.79.0 million, mainly due to an increase of 689.3%, or Ps.79.3 million, in concession fees.

Cost of Services increased YoY 17.6%, or Ps.114.6 million. This was principally due to a 20.4%, or Ps.80.3 million increase in Mexico, reflecting mainly higher energy, maintenance and security expenses, together with higher cost of sales at stores operated directly by ASUR, and higher social security contributions. Costs of Services in Puerto Rico increased 20.4%, or Ps.29.6 million, mainly driven by the reduction in the maintenance provision as explained above and an increase in the cost of sales of directly operated stores, partially offset by the reimbursement of expenses from the grant under the Cares Act as mentioned above.

ASUR 3Q21 Page 6 of 27

Construction Costs declined 25.4% YoY, or Ps.191.3 million. This was mainly driven by an YoY decline of 28.1%, or Ps.193.4 million, in Mexico, partly offset by increases of 3.2%, or Ps.2.0 million, in Puerto Rico and 10.3%, or Ps.0.2 million, in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 53.6% YoY.

Consolidated Technical Assistance increased 327.1% YoY mainly reflecting higher EBITDA in Mexico in 3Q21.

Concession Fees increased 185.8% YoY, principally due to increases of 172.3% in Mexico, 689.3% in Colombia and 31.3% in Puerto Rico, mainly due to higher regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 2.5% YoY, or Ps.12.1 million, principally due to an increase of 12.2%, or Ps.22.3 million in Mexico, while Puerto Rico and Colombia posted declines of 2.6%, or Ps.5.0 million, and 4.4%, or Ps.5.2 million, respectively.

Consolidated Operating Profit (Loss) and EBITDA

In 3Q21, ASUR reported a Consolidated Operating Profit of Ps.2,570.8 million resulting in an Operating Margin of 52.8%, compared to Ps.369.6 million and a 15.1% margin in 3Q20. This was mainly the result of the recovery in passenger traffic from the gradual recovery in travel demand as COVID-19 vaccination programs advance worldwide and the resulting increase in revenues, together with a marginal increase in costs.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit or loss divided by total revenues less construction services revenues, was 59.7% in 3Q21 compared with 21.8% in 3Q20 and 52.4% in 3Q19.

EBITDA increased 285.8%, or Ps.2,157.9 million, to Ps.2,913.0 million in 3Q21 from Ps.755.1 million in 3Q20. By country of operations, EBITDA increased YoY by Ps.1,595.7 million to Ps.2,087.7 million in Mexico, by Ps.230.0 million to Ps.551.9 million in Puerto Rico and by Ps.332.2 million to Ps.273.4 million in Colombia. Consolidated EBITDA margin in 3Q21 was 59.9% compared to 30.9% in 3Q20 and 60.3% in 3Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 67.7% in 3Q21, compared to 44.6% in 3Q20, and 64.0% in 3Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Interest Income	55,500	48,119	(13.3)	220,339	135,320	(38.6)
Interest Expense	(183,663)	(203,934)	11.0	(716,199)	(618,409)	(13.7)
Foreign Exchange Gain (Loss), Net	(98,146)	98,866	n/a	436,218	107,480	(75.4)
Total	(226,309)	(56,949)	(74.8)	(59,642)	(375,609)	529.8

In 3Q21 ASUR reported a Ps.56.9 million Consolidated Comprehensive Financing Loss, compared to a Ps.226.3 million loss in 3Q20.

During 3Q21 ASUR reported a foreign exchange gain of Ps.98.9 million, resulting from the 0.6% quarterly average depreciation of the Mexican peso against the U.S. dollar (3.0% quarter-end depreciation) during the period together with a U.S. dollar net asset position. This compares to a Ps.98.1 million foreign exchange loss in 3Q20 resulting from the 4.4% quarterly average appreciation of the Mexican peso (4.1% quarter-end depreciation) on a U.S. dollar net asset position.

ASUR 3Q21 Page 7 of 27

Interest expense increased Ps.20.3 million, or 11.0% YoY, mainly driven by an increase of Ps.30.4 million, or 287.0%, in interest payments in Colombia on fair value loan repayments recognized under IFRS 3, partly offset by a decline of 11.8% or Ps.15.1 million in interest payments in Puerto Rico.

Interest income declined by Ps.7.4 million, or 13.3% YoY reflecting lower interest rates.

Income Taxes

Income Taxes for 3Q21 increased Ps.561.8 million YoY, principally due to the combination of:

•

A Ps.519.6 million increase in income taxes, reflecting mainly a higher taxable income base in Mexico and Colombia resulting from the YoY recovery in revenues following the negative impact of COVID-19 in 3Q20.

•

A Ps.42.2 million decline in deferred income taxes. This mainly reflects a Ps.19.0 million decrease in deferred income taxes in Mexico, principally related to a lower tax benefit in certain airports, and a decline of Ps.25.0 million in the tax benefit in Colombia, partly offset by a tax benefit in Puerto Rico.

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.1,793.9 million for 3Q21, compared to a Majority Net Income of Ps.105.1 million in 3Q20. This resulted in earnings per common share in 3Q21 of Ps.5.9798, or earnings per ADS of US$2.9082 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.3505 and earnings per ADS of US$0.1705 for the same period last year.

Net Income (Loss)

ASUR reported Net Income of Ps.1,957.4 million in 3Q21, an increase of Ps.1,810.4 million, or 1,231.4%, from Ps.147.0 million in 3Q20.

Consolidated Financial Position

On September 30, 2021, airport concessions represented 79.4% of the Company’s total assets, with current assets representing 20.1% and other assets representing 0.5%.

As of September 30, 2021, the Company had cash and cash equivalents of Ps.11,042.6 million, a 112.7% increase from Ps.5,192.6 million at December 31, 2020. Mexico, Puerto Rico and Colombia contributed with Ps.8.418.6 million, Ps.2,069.9 million, and Ps.554.1 million in cash and cash equivalents, respectively.

As of September 30, 2021, the valuation of ASUR’s investment in Aerostar (Puerto Rico), in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,890.8 million, ii) goodwill of Ps.982.3 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.589.1 million, and iv) a minority interest of Ps.5,360.0 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan (Colombia), in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2021: i) the recognition of a net intangible asset of Ps.1,182.8 million, ii) goodwill of Ps.1,613.1 million, iii) deferred taxes of Ps.200.1 million, and iv) Ps.514.5 million from the recognition of bank loans at fair value.

Stockholders’ equity at September 30, 2021 was Ps.43,935.7 million and total liabilities were Ps.22,010.5 million, representing 66.6% and 33.4% of total assets, respectively. Deferred liabilities represented 14.4% of ASUR’s total liabilities.

Total Debt at quarter-end increased 1.3% to Ps.14,075.7 from Ps.13,900.4 million on December 31, 2020. This mainly reflects a Ps.650.0 million loan obtained in Mexico and payments of Ps.483.0 million.

On September 30, 2021, 32.6% of ASUR’s total debt was denominated in Mexican pesos, 50.4% in U.S. Dollars (at Aerostar in Puerto Rico) and 17.0% in Colombian pesos.

Principal payments of Ps.353.7 million, or 2.5% of Total Debt, mature in 4Q21.

ASUR 3Q21 Page 8 of 27

LTM Net Debt-to-LTM EBITDA stood at 0.4x at the close of 3Q21, while the Interest Coverage ratio was 6.9x. This compares with LTM Net Debt-to-LTM EBITDA of 1.5x and an Interest Coverage Ratio of 4.0x at September 30, 2020.

Table 5: Consolidated Debt Indicators
	September 30, 2020	December 31, 2020	September 30, 2021
Leverage
Total Debt/ LTM EBITDA (Times) [1]	2.5	2.8	1.7
Total Net Debt/ LTM EBITDA (Times) [2]	1.5	1.8	0.4
Interest Coverage Ratio [3]	4.0	3.5	6.9
Total Debt	14,745,076	13,900,346	14,075,746
Short-term Debt	649,415	1,138,750	1,321,322
Long-term Debt	14,095,661	12,761,596	12,754,424
Cash & Cash Equivalents	6,012,746	5,192,628	11,042,598
Total Net Debt [4]	8,732,330	8,707,718	3,033,148

[1] Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.

[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents

Table 6: Consolidated Long-Term Debt Profile (millions)*

Original Amount	Aerostar US$		Cancun Airport Mexican Pesos (Thousand)		Airplan Col Ps (Million)
	US$ 350 M	US$ 50 M	BBVA 2,000	Santander 2,650	Syndicated Loan 440,000
Principal Balance as of September 30th 2021	298,665,068	42,666,438	1,960,000	2,650,000	337,697
2021	-	-	300,000		9,900
2022	10,245,890	1,463,699	900,000		41,800
2023	11,245,890	1,606,556	640,000	1,325,000	48,400
2024	12,387,769	1,769,681	120,000	1,325,000	59,400
2025	13,601,957	1,943,137			68,200
2026	14,993,836	2,141,977			72,600
2027	16,617,808	2,373,973			37,397
2028	16,231,207	2,318,744
2029	17,284,546	2,469,221
2030	20,940,137	2,991,448
2031	27,034,521	3,862,074
2032	34,406,097	4,915,157
2033	38,534,177	5,504,882
2034	42,582,329	6,083,190
2035	22,558,904	3,222,701

*Expressed in the original currency of each loan.

Note: The syndicated loans in Mexico were incurred in October 2017 and September 2021, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years.

Capital Expenditures

During 3Q21, ASUR made capital expenditures of Ps.601.2 million. Of this amount, Ps.551.2 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.45.8 million were invested by Aerostar in Puerto Rico and Ps.4.2 million in Colombia. This compares with Ps.834.5 million invested in 3Q20, of which Ps.758.8 million was invested in Mexico, Ps.73.9 million in Puerto Rico and Ps.1.8 million in Colombia. On an accumulated basis, ASUR invested a total of Ps.1,418.5 million in CAPEX during 9M21, compared with Ps.1,801.8 million in 9M20.

Key Events for the Quarter

Board of Directors Approves Dividend Payment Date

On October 1, 2021, the Company paid an ordinary net cash dividend in the total amount of Ps.8.21 (eight pesos and twenty-one cents, Mexican legal tender) per share, which had been approved at ASUR’s General Ordinary Shareholders' Meeting held on April 23, 2020.

ASUR 3Q21 Page 9 of 27

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Third Quarter		% Chg	Nine -Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	3,042	7,946	161.2	11,612	20,430	75.9

Total Revenues	1,699,712	3,383,896	99.1	5,567,700	8,240,446	48.0
Aeronautical Services	588,491	1,688,499	186.9	2,157,241	4,261,374	97.5
Non-Aeronautical Services	421,765	1,199,391	184.4	1,853,032	3,003,365	62.1
Construction Revenues	689,456	496,006	(28.1)	1,557,427	975,707	(37.4)
Total Revenues Excluding Construction Revenues	1,010,256	2,887,890	185.9	4,010,273	7,264,739	81.2

Total Commercial Revenues	348,870	1,083,138	210.5	1,592,279	2,678,281	68.2
Commercial Revenues from Direct Operations	46,751	176,301	277.1	234,552	285,881	21.9
Commercial Revenues Excluding Direct Operations	302,119	906,837	200.2	1,357,727	2,392,400	76.2

Total Commercial Revenues per Passenger	114.7	136.3	18.9	137.1	131.1	(4.4)
Commercial Revenues from Direct Operations per Passenger [1]	15.4	22.2	44.4	20.2	14.0	(30.7)
Commercial Revenues Excluding Direct Operations per Passenger	99.3	114.1	14.9	116.9	117.1	0.1

For the purposes of this table, approximately 17.9 and 37.2 thousand transit and general aviation passengers are included in 3Q20 and 3Q21 respectively, while 62.9 and 96.5 thousand transit and general aviation passengers are included in 9M20 and 9M21.

[1] Represents the operations of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 3Q21 increased 99.1% YoY to Ps.3,383.9 million and 23.2% when compared to pre-pandemic levels of 3Q19.

Excluding construction, revenues increased 185.9% YoY, reflecting increases of 186.9% in revenues from aeronautical services and 184.4% in revenues from non-aeronautical services, principally due to the 161.2% recovery in passenger traffic. Compared to pre-pandemic levels of 3Q19, revenues excluding construction increased 10.7%, driven by growth of 13.6% in revenues from non-aeronautical services and 8.8% from aeronautical services.

Commercial Revenues increased 210.5% YoY, principally reflecting the 161.2% increase in passenger traffic, as shown in Table 7. Commercial Revenues per Passenger for 3Q21 were Ps.136.3 compared to Ps.114.7 in 3Q20 and Ps.114.3 in 3Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

ASUR 3Q21 Page 10 of 27

As shown in Table 9, during the last 12 months, ASUR opened a total of nine new commercial spaces, six of which are at Cancun Airport, two at Merida Airport, and one at Cozumel Airport. More details of these openings can be found on page 22 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since September 30,2020
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	3Q21	9M21
Duty Free	274.2%	69.7%	Cancun	6
Retail	214.8%	78.9%	Retail	1
Food and Beverage	205.3%	75.7%	Car rental	4
Car rental	196.7%	89.2%	Other revenues	1
Ground Transportation	194.1%	94.2%	8 Other airports	3
Advertising	193.7%	42.9%	Retail	1
Banks and foreign exchange	162.0%	41.0%	Car rental	2
Other revenues	157.2%	20.0%	Mexico	9
Car parking	126.5%	45.3%
Teleservices	(15.3%)	14.8%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	210.5%	68.2%

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Cost of Services	393,956	474,252	20.4	1,220,709	1,450,158	18.8
Administrative	56,713	87,099	53.6	175,128	206,261	17.8
Technical Assistance	26,075	111,374	327.1	122,358	264,523	116.2
Concession Fees	48,075	130,911	172.3	180,114	327,009	81.6
Depreciation and Amortization	182,655	204,941	12.2	543,402	607,605	11.8
Operating Costs and Expenses Excluding Construction Costs	707,474	1,008,577	42.6	2,241,711	2,855,556	27.4
Construction Costs	689,456	496,006	(28.1)	1,557,427	975,707	(37.4)
Total Operating Costs & Expenses	1,396,930	1,504,583	7.7	3,799,138	3,831,263	0.8

Total Mexico Operating Costs and Expenses for 3Q21 increased 7.7% YoY. Excluding construction costs, operating costs and expenses increased 42.6% or Ps.301.1 million, mainly reflecting higher technical assistance and concession fees, as well as increases in energy, maintenance and security costs. Higher cost of sales at stores operated by ASUR and an increase in social security contributions also contributed to higher costs.

Cost of Services increased 20.4% YoY, mainly reflecting higher energy, maintenance and security expenses, together with higher cost of sales at stores operated directly by ASUR and an increase in social security contributions.

Administrative Expenses increased 53.6% YoY, mainly reflecting a reversal in 3Q20 of the provision for employee contributions in the context of the pandemic.

The Technical Assistance fee paid to ITA increased 327.1% YoY reflecting higher EBITDA in Mexico, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, increased 172.3%, mainly as a result of the increase in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 12.2% YoY, reflecting higher investments to date.

ASUR 3Q21 Page 11 of 27

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Interest Income	55,286	44,436	(19.6)	215,850	128,906	(40.3)
Interest Expense	(70,094)	(71,068)	1.4	(244,270)	(201,671)	(17.4)
Foreign Exchange Gain (Loss), Net	(98,477)	98,909	n/a	436,410	107,513	(75.4)
Total	(113,285)	72,277	n/a	407,990	34,748	(91.5)

In 3Q21, ASUR’s Mexico operations reported a Ps.72.3 million Comprehensive Financing Gain, compared to a Ps.113.3 million loss in 3Q20. This was mainly due to a higher foreign exchange gain of Ps.98.9 million in 3Q21 resulting from the 0.6% average quarterly depreciation of the Mexican peso (3.0% at quarter-end) against the U.S. dollar on a foreign currency net asset position. This compares with a Ps.98.5 million foreign exchange loss 3Q20, resulting from the 4.4% average quarterly appreciation of the Mexican peso during that period (4.1% at quarter-end) and a foreign currency net asset position.

Interest expense increased 1.4% YoY reflecting a higher debt balance, partially offset by a lower TIIE interest rate and, while interest income declined 19.6% in the same period.

Mexico Operating Profit (Loss) and EBITDA

Table 12: Mexico Profit & EBITDA
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Total Revenue	1,699,712	3,383,896	99.1	5,567,700	8,240,446	48.0
Total Revenues Excluding Construction Revenues	1,010,256	2,887,890	185.9	4,010,273	7,264,739	81.2
Operating Profit	302,782	1,879,313	520.7	1,768,562	4,409,183	149.3
Operating Margin	17.8%	55.5%	3772 bps	31.8%	53.5%	2174 bps
Adjusted Operating Margin [1]	30.0%	65.1%	3510 bps	44.1%	60.7%	1659 bps
Net Profit [2]	179,438	1,448,344	707.2	1,592,895	3,350,184	110.3
EBITDA	491,964	2,087,672	324.4	2,320,725	5,023,653	116.5
EBITDA Margin	28.9%	61.7%	3275 bps	41.7%	61.0%	1928 bps
Adjusted EBITDA Margin [3]	48.7%	72.3%	2359 bps	57.9%	69.2%	1128 bps

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.272.2 million and 87.7 million in 3Q21 and 3Q20, respectively, and in Airplan of Ps.108.7 million and Ps.163.9 million in 3Q21 and 3Q20, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.1,879.3 million in 3Q21, resulting in an Operating Margin of 55.5%. This compares with an Operating Gain of Ps.302.8 million and an Operating Margin of 17.8% in 3Q20. In 3Q19, ASUR reported a pre-pandemic Operating Margin of 60.7% in 3Q19.

Adjusted Operating Margin in 3Q21, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 65.1%, compared to 30.0% in 3Q20, and 63.9% in 3Q19.

EBITDA increased Ps.1,595.7 million to Ps.2,087.7 million in 3Q21 from Ps.492.0 million in 3Q20. This compares to pre-pandemic EBITDA of Ps.1,837.7 million in 3Q19. EBITDA margin in 3Q21 was 61.7%, compared with EBITDA Margin of 28.9% in 3Q20 and 66.9% in 3Q19.

During 3Q21, ASUR’s operations in Mexico recognized Ps.496.0 million in “Construction Revenues,” compared with Ps.689.4 million in 3Q20, reflecting lower capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin in 3Q21, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 72.3%, compared with an Adjusted EBITDA Margin of 48.7% in 3Q20, while in 3Q19 Adjusted EBITDA Margin reached 70.5%.

ASUR 3Q21 Page 12 of 27

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of September 30, 2021, totaled Ps.4,461.5 million, with an average tariff per workload unit of Ps.204.6 (December 2020 pesos), accounting for approximately 61.4% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 3Q21, ASUR’s operations in Mexico made capital investments of Ps.551.2 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capital expenditures of Ps.758.5 million in 3Q20.

On an accumulated basis, ASUR made investments of Ps.1,282.1 million in 9M21, compared to Ps.1,472.4 million in 9M20.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and nine-month periods ended September 30, 2020 and 2021.

As of September 30, 2021, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations," resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,890.8 million, ii) goodwill of Ps.982.3 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.589.1 million, and iv) a minority interest of Ps.5,360.0 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	964	2,739	184.2	3,506	7,175	104.7

Total Revenues	681,538	999,885	46.7	2,227,754	2,675,932	20.1
Aeronautical Services	438,015	516,045	17.8	1,371,976	1,499,690	9.3
Non-Aeronautical Services	181,555	419,899	131.3	574,089	1,035,794	80.4
Construction Revenues	61,968	63,941	3.2	281,689	140,448	(50.1)
Total Revenues Excluding Construction Revenues	619,570	935,944	51.1	1,946,065	2,535,484	30.3

Total Commercial Revenues	179,348	417,176	132.6	567,788	1,028,614	81.2
Commercial Revenues from Direct Operations	36,226	92,533	155.4	111,436	238,898	114.4
Commercial Revenues Excluding Direct Operations	143,122	324,643	126.8	456,352	789,716	73.0

Total Commercial Revenues per Passenger	186.1	152.3	(18.2)	162.0	143.4	(11.5)
Commercial Revenues from Direct Operations per Passenger [1]	37.6	33.8	(10.1)	31.8	33.3	4.7
Commercial Revenues Excluding Direct Operations per Passenger	148.5	118.5	(20.2)	130.2	110.1	(15.4)
Figures in pesos at the average exchange rate Ps.20.0178 = US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 3Q21 increased 46.7% YoY to Ps.999.9 million.

ASUR 3Q21 Page 13 of 27

Excluding construction services, revenues rose 51.1%, mainly due to the following YoY increases:

•	17.8% in revenues from aeronautical services; and
•	131.3% in revenues from non-aeronautical services, principally due to the 184.2% increase in passenger traffic.

Commercial Revenues per Passenger reached Ps.152.3 in 3Q21, compared with Ps.186.1 in 3Q20 and pre-pandemic levels of Ps.124.2 in 3Q19.

One commercial space was opened at LMM Airport over the last 12 months, as shown in Table 15. More details can be found on page 22 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since September 30, 2020
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q21	9M21
Food and beverage	406.6%	32.6%	Other revenues	1
Ground Transportation	301.2%	77.0%	Total Commercial space	1
Car parking	183.0%	93.5%
Retail	173.3%	123.6%
Car rentals	121.4%	96.3%
Other revenues	100.7%	17.0%
Advertising	23.8%	16.7%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Duty Free	(8.4%)	(7.2%)
Banks and foreign exchange	(17.8%)	(19.9%)
Total Commercial Revenues	132.6%	81.2%

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Cost of Services	145,254	174,827	20.4	819,380	604,484	(26.2)
Concession Fees	33,344	43,772	31.3	100,357	121,301	20.9
Depreciation and Amortization	191,616	186,635	(2.6)	580,068	553,971	(4.5)
Operating Costs and Expenses Excluding Construction Costs	370,214	405,234	9.5	1,499,805	1,279,756	(14.7)
Construction Costs	61,968	63,941	3.2	281,689	140,448	(50.1)
Total Operating Costs & Expenses	432,182	469,175	8.6	1,781,494	1,420,204	(20.3)
Figures in pesos at the average exchange rate Ps.20.0178 = US. 1.00

During 3Q21, total Operating Costs and Expenses at LMM Airport increased 8.6% YoY to Ps.469.2 million. Construction costs in the quarter increased 3.2% to Ps.63.9 million from Ps.62.0 million in 3Q20.

Excluding construction costs, operating costs and expenses increased 9.5% YoY, or Ps.35.0 million, to Ps.405.2 million. This mainly reflects the reversal in 3Q20 of Ps.76.1 million of the maintenance provision, a Ps.15.5 million increase in cost of sales of directly operated convenience stores, partially offset by the reimbursement of expenses under the Cares Act for a total of Ps.165.4 million in 3Q21, compared to a reimbursement of Ps.112.7 million in 3Q20.

Cost of Services increased 20.4% YoY, or Ps.29.6 million.

Concession Fees paid to the Puerto Rican government increased Ps.10.4 million, in line with the concession agreement.

ASUR 3Q21 Page 14 of 27

Depreciation and Amortization declined 2.6% YoY, or Ps.5.0 million, principally reflecting the FX translation impact as the average Mexican peso exchange rate fluctuated to Ps.20.0 per dollar in 3Q21, from Ps.22.1 per dollar in 3Q20.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Interest Income	323	792	145.2	3,077	1,419	(53.9)
Interest Expense	(128,138)	(113,027)	(11.8)	(384,025)	(341,505)	(11.1)
Total	(127,815)	(112,235)	(12.2)	(380,948)	(340,086)	(10.7)
Figures in pesos at the average exchange rate Ps.20.0178 = US. 1.00

During 3Q21, Puerto Rico reported a Ps.112.2 million Comprehensive Financing Loss, compared with a Ps.127.8 million loss in 3Q20, mainly reflecting the FX conversion impact in connection with the appreciation of the Mexican peso against the US dollar together with the full repayment of the subordinated term loan with Cancun airport.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar contracted a line of revolving credit. On April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes.

In December 2020, Aerostar entered into a revolving line of credit with Banco Popular de Puerto Rico in the amount of US$20.0 million, with a three-year term. Funds have not yet been withdrawn. All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Total Revenue	681,538	999,885	46.7	2,227,754	2,675,932	20.1
Total Revenues Excluding Construction Revenues	619,570	935,944	51.1	1,946,065	2,535,484	30.3
Other Revenues	(5,993)		n/a	158,881		n/a
Operating Profit	243,363	530,710	118.1	605,141	1,255,728	107.5
Operating Margin	35.7%	53.1%	1737 bps	27.2%	46.9%	1976 bps
Adjusted Operating Margin[1]	39.3%	56.7%	1742 bps	31.1%	49.5%	1843 bps
Net Income	104,681	408,753	290.5	193,061	886,802	359.3
EBITDA	321,882	551,919	71.5	1,072,113	1,457,368	35.9
EBITDA Margin	47.2%	55.2%	797 bps	48.1%	54.5%	634 bps
Adjusted EBITDA Margin[2]	52.0%	59.0%	702 bps	55.1%	57.5%	239 bps
Figures in pesos at the average exchange rate Ps.20.0178 = US. 1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 3Q21 increased to Ps.530.7 million resulting in an Operating Margin of 53.1%, mainly reflecting higher non-aeronautical revenues and a marginal reduction in expenses. This compares with operating profit of Ps.243.4 million and an operating margin of 35.7% in 3Q20, and pre-pandemic Operating Profit of Ps.197.3 million and an Operating Margin of 24.4% in 3Q19.

ASUR 3Q21 Page 15 of 27

EBITDA increased 71.5% to Ps.551.9 million in 3Q21 from Ps.321.9 million in 3Q20, and from Ps.367.9 million in 3Q19. EBITDA Margin was 55.2% in 3Q21 up from 47.2% in 3Q20. EBITDA Margin in 3Q19 was 45.5%. The Adjusted EBITDA Margin (which excludes IFRIC 12) increased to 59.0% in 3Q21 from 52.0% in 3Q20 and 48.7% in 3Q19.

Puerto Rico Capital Expenditures

During 3Q21, Aerostar made capital investments of Ps.45.8 million compared with investments of Ps.73.9 million in 3Q20.

On an accumulated basis during 9M21, Aerostar made capital investments of Ps.132.6 million in Puerto Rico compared with Ps.325.3 million in 9M20.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and nine-month periods ended September 30, 2020 and 2021.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of September 30, 2021: i) the recognition of a net intangible asset of Ps.1,182.8 million, ii) goodwill of Ps.1,613.1 million, iii) deferred taxes of Ps.200.1 million, and iv) Ps.514.5 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Total Passengers (in thousands)	154	3,140	1,937.7	2,890	7,121	146.4

Total Revenues	65,822	482,325	632.8	575,619	1,078,719	87.4
Aeronautical Services	20,661	354,211	1,614.4	347,789	767,026	120.5
Non-Aeronautical Services	43,459	126,237	190.5	223,739	307,442	37.4
Construction Revenues [1]	1,702	1,877	10.3	4,091	4,251	3.9
Total Revenues Excluding Construction Revenues	64,120	480,448	649.3	571,528	1,074,468	88.0
Total Commercial Revenues	43,460	125,744	189.3	223,785	305,633	36.6
Total Commercial Revenues per Passenger	282.0	40.0	(85.8)	77.4	42.9	(44.6)
Figures in pesos at an average exchange rate of COP191.854 = Ps.1.00.

Note: For the purposes of this table, approximately 7.4 and 96.4 thousand transit and general aviation passengers are included in 3Q20 and 3Q21, while 68.3 and 200.5 thousand transit and general aviation passengers are included in 9M20 and 9M21.

Colombia Revenues

Total Colombia Revenues for 3Q21 increased 632.8% YoY to Ps.482.3 million and reached 87.3% of 3Q19 pre-pandemic levels. Excluding construction services, revenues increased 649.3% YoY mainly reflecting increases of 190.5% in revenues from non-aeronautical services, mainly the 189.3% increase in commercial revenues and the 1,614.4% increase in revenues from aeronautical services.

Commercial Revenues per Passenger was Ps.40.0 compared with Ps.282.0 in 3Q20 and Ps.42.2 in 3Q19.

As shown in Table 21, during the last twelve months, 22 new commercial spaces were opened in Colombia. More details of these openings can be found on page 22 of this report.

ASUR 3Q21 Page 16 of 27

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since September 30, 2020
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	3Q21	9M21
Advertising	56214.2%	46.9%	Retail	3
Duty free	25745.0%	8.8%	Banks and foreign exchange	2
Car rental	1636.6%	106.1%	Teleservices	4
Retail	1607.9%	88.5%	Other revenues	13
Food and beverage	979.2%	65.5%	Total Commercial Spaces	22
Ground Transportation	658.7%	(39.1%)
Car parking	337.4%	48.0%
Banks and foreign exchange	152.0%	36.9%
Other revenues	94.6%	28.5%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	8.6%	3.4%
Total Commercial Revenues	189.3%	36.6%

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Cost of Services	111,378	116,146	4.3	302,149	327,937	8.5
Technical Assistance				2,292	2,843	24.0
Concession Fees	11,514	90,877	689.3	110,131	203,771	85.0
Depreciation and Amortization	117,788	112,628	(4.4)	358,798	336,600	(6.2)
Operating Costs and Expenses Excluding Construction Costs	240,680	319,651	32.8	773,370	871,151	12.6
Construction Costs	1,702	1,877	10.3	4,091	4,251	3.9
Total Operating Costs & Expenses	242,382	321,528	32.7	777,461	875,402	12.6
Figures in pesos at an average exchange rate of COP.191.854 = Ps.1.00

Total Operating Costs and Expenses in Colombia increased 32.7% YoY to Ps.321.5 million in 3Q21. Excluding construction costs, operating costs and expenses increased 32.8% YoY to Ps.319.6 million.

Cost of Services increased 4.3% YoY, or Ps.4.8 million, mainly reflecting increases in energy expenses, professional fees, taxes and duties as well as higher security costs resulting from the recovery in passenger traffic.

Construction Costs increased 10.3% YoY, or Ps.0.2 million, reflecting higher complementary works to concessioned assets during compared 3Q20.

Concession Fees, which include fees paid to the Colombian government, increased 689.3% YoY, mainly reflecting the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined Ps.5.2 million, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso.

ASUR 3Q21 Page 17 of 27

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine-Months		% Chg
	2020	2021		2020	2021
Interest Income	3,849	2,891	(24.9)	18,121	6,077	(66.5)
Interest Expense	10,611	(19,839)	n/a	(104,613)	(76,315)	(27.1)
Foreign Exchange Gain (Loss), Net	331	(43)	n/a	(192)	(33)	(82.8)
Total	14,791	(16,991)	n/a	(86,684)	(70,271)	(18.9)
Figures in pesos at an average exchange rate of COP.191.854 = Ps.1.00.

During 3Q21, Airplan reported a Ps.17.0 million Comprehensive Financing Loss, compared with a Ps.14.8 million loss in 3Q20. This was mainly driven by a 287.0% increase in interest expenses on fair value loan repayments recognized under IFRS 3, together with a 24.9% decrease in interest earned.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and maintained a net balance of Ps.2.392.6 million as of September 30, 2021.

On August 11, 2020, Airplan entered into a Ps.67.1 million loan agreement with Bancolombia with a 10-month maturity. This loan was fully paid down in 3Q21. During 3Q21, Airplan made principal payments of Ps.45.9 million.

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Third Quarter		% Chg	Nine - Months		% Chg
	2020	2021		2020	2021
Total Revenue	65,822	482,325	632.8	575,619	1,078,719	87.4
Total Revenues Excluding Construction Revenues	64,120	480,448	649.3	571,528	1,074,468	88.0
Operating Profit	(176,560)	160,797	n/a	(201,842)	203,317	n/a
Operating Margin	(268.2%)	33.3%	30158 bps	(35.1%)	18.8%	5391 bps
Adjusted Operating Margin[1]	(275.4%)	33.5%	30883 bps	(35.3%)	18.9%	5424 bps
Net Profit	(137,092)	100,354	n/a	(239,490)	88,359	n/a
EBITDA	(58,772)	273,422	n/a	156,956	539,916	244.0
EBITDA Margin	(89.3%)	56.7%	14598 bps	27.3%	50.1%	2278 bps
Adjusted EBITDA Margin[2]	(91.7%)	56.9%	14857 bps	27.5%	50.2%	2279 bps
Figures in pesos at an average exchange rate of COP. 191.854 = Ps.1.00.

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Gain of Ps.160.8 million in 3Q21 compared with an Operating Loss of Ps.176.6 million in 3Q20 reflecting the impact of COVID-19. Operating Margin was 33.3% in 3Q21 compared to negative operating margin of 268.2% in 3Q20, and a pre-pandemic operating margin of 29.7% in 3Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was 33.5% in 3Q21 compared with negative 275.4% in 3Q20, and positive 32.3% in 3Q19.

During 3Q21, EBITDA was Ps.273.4 million resulting in an EBITDA Margin of 56.7%. This compares with negative EBITDA of Ps.58.8 million in 3Q20 and a negative EBITDA Margin of 89.3%, while in 3Q19 EBITDA Margin was positive 48.9%.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was 56.9% in 3Q21, compared to negative 91.7% in 3Q20, mainly due to the decline in revenues resulting from Covid-19, while in 3Q19 Adjusted EBITDA Margin was 53.4%.

ASUR 3Q21 Page 18 of 27

Colombia Capital Expenditures

During 3Q21, Airplan made capital investments of Ps.4.2 million compared to Ps.1.7 million in 3Q20.

Accumulated capex for 9M21 in Colombia amounted to Ps.3.8 million, while in 9M20 ASUR made capital investments of Ps.4.1 million Airplan.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 3Q21 amounted to Ps.354.2 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 3Q21 Page 19 of 27

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, Bradesco, BTG Pactual, Citi Global Markets, Credit Suisse, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Invex Casa de Bolsa, Itau BBA Securities, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Santander Investment, Scotiabank, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q21 Page 20 of 27

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Third Quarter		% Chg	Nine - Months		% Chg
		2020	2021		2020	2021
Domestic Traffic		2,158,659	4,053,553	87.8	6,133,129	10,676,596	74.1
CUN	Cancun	1,467,768	2,484,684	69.3	3,500,852	6,542,411	86.9
CZM	Cozumel	8,084	64,859	702.3	46,371	121,384	161.8
HUX	Huatulco	62,672	172,837	175.8	213,884	445,092	108.1
MID	Merida	209,970	482,652	129.9	856,952	1,274,441	48.7
MTT	Minatitlan	10,848	22,909	111.2	44,532	68,420	53.6
OAX	Oaxaca	83,194	208,733	150.9	372,158	545,025	46.4
TAP	Tapachula	63,518	104,854	65.1	184,322	289,256	56.9
VER	Veracruz	132,933	257,614	93.8	481,159	722,171	50.1
VSA	Villahermosa	119,672	254,411	112.6	432,899	668,396	54.4
International Traffic		865,187	3,855,602	345.6	5,415,597	9,656,567	78.3
CUN	Cancun	822,466	3,611,967	339.2	5,032,366	9,062,268	80.1
CZM	Cozumel	23,602	89,087	277.5	154,203	259,158	68.1
HUX	Huatulco	964	7,309	658.2	78,361	18,973	(75.8)
MID	Mérida	3,565	59,164	1,559.6	66,319	136,932	106.5
MTT	Minatitlan	312	1,954	526.3	2,267	4,481	97.7
OAX	Oaxaca	6,208	38,971	527.8	46,641	82,862	77.7
TAP	Tapachula	1,663	6,501	290.9	5,343	10,118	89.4
VER	Veracruz	2,317	28,729	1,139.9	18,282	59,178	223.7
VSA	Villahermosa	4,090	11,920	191.4	11,815	22,597	91.3
Total Traffic México		3,023,846	7,909,155	161.6	11,548,726	20,333,163	76.1
CUN	Cancun	2,290,234	6,096,651	166.2	8,533,218	15,604,679	82.9
CZM	Cozumel	31,686	153,946	385.8	200,574	380,542	89.7
HUX	Huatulco	63,636	180,146	183.1	292,245	464,065	58.8
MID	Merida	213,535	541,816	153.7	923,271	1,411,373	52.9
MTT	Minatitlan	11,160	24,863	122.8	46,799	72,901	55.8
OAX	Oaxaca	89,402	247,704	177.1	418,799	627,887	49.9
TAP	Tapachula	65,181	111,355	70.8	189,665	299,374	57.8
VER	Veracruz	135,250	286,343	111.7	499,441	781,349	56.4
VSA	Villahermosa	123,762	266,331	115.2	444,714	690,993	55.4

US Passenger Traffic, San Juan Airport (LMM)
	Third Quarter		% Chg	Nine - Months		% Chg
	2020	2021		2020	2021
SJU Total [1]	963,677	2,739,163	184.2	3,505,793	7,175,392	104.7
Domestic Traffic	932,983	2,552,192	173.6	3,265,711	6,811,926	108.6
International Traffic	30,694	186,971	509.1	240,082	363,466	51.4

Colombia, Passenger Traffic Airplan
		Third Quarter		% Chg	Nine - Months		% Chg
		2020	2021		2020	2021
Domestic Traffic		137,501	2,582,234	1,778.0	2,411,973	5,911,758	145.1
MDE	Medellín (Rio Negro)	84,106	1,850,236	2,099.9	1,707,765	4,093,875	139.7
EOH	Medellín	31,284	284,890	810.7	274,932	692,976	152.1
MTR	Montería	15,085	295,624	1,859.7	274,719	732,750	166.7
APO	Carepa	4,994	81,460	1,531.2	88,757	211,016	137.7
UIB	Quibdó	1,961	60,669	2,993.8	52,454	153,181	192.0
CZU	Corozal	71	9,355	13,076.1	13,346	27,960	109.5
International Traffic		9,177	461,508	4,929.0	409,755	1,008,616	146.2
MDE	Medellín (Rio Negro)	9,177	461,508	4,929.0	409,755	1,008,616	146.2
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		146,678	3,043,742	1,975.1	2,821,728	6,920,374	145.3
MDE	Medellín (Rio Negro)	93,283	2,311,744	2,378.2	2,117,520	5,102,491	141.0
EOH	Medellín	31,284	284,890	810.7	274,932	692,976	152.1
MTR	Montería	15,085	295,624	1,859.7	274,719	732,750	166.7
APO	Carepa	4,994	81,460	1,531.2	88,757	211,016	137.7
UIB	Quibdó	1,961	60,669	2,993.8	52,454	153,181	192.0
CZU	Corozal	71	9,355	13,076.1	13,346	27,960	109.5

1 Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU includes transit passengers and general aviation.

ASUR 3Q21 Page 21 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Commercial Spaces
(Pag. 1/1)
ASUR Retail and Other Commercial Spaces Opened since September 30, 2020
Business Name	Type	Opening Date
MEXICO
Cancun
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Alquiladora de vehículos (HERTZ)	Car Rental	February 2021
Experiencias xcaret	Other Revenue	March 2021
Red Importadora, SA de CV (Gowin)	Retail	Septiember 2021
Cozumel
Morena Mia Beauty Group	Retail	Septiember 2021
Mérida
Click mobility (Alamo)	Car Rental	January 2021
Turismo Gargo	Car Rental	April 2021
SAN JUAN, PUERTO RICO
CMT Laboratories	Other Revenue	February 2021
COLOMBIA
Rionegro
Servicios profesionales para vehiculos S.A.S	Other Revenue	October 2020
Global Lounge Colombia SAS	Other Revenue	February 2021
Globoshops S.A.S.	Retail	February 2021
Davivienda S.A	Banks and foreign exchange	April 2021
Globoshops S.A.S.	Retail	June 2021
Olaya Herrera
Energizar S.A	Other Revenue	October 2020
Colombia Telecomunicaciones S.A. ESP (ANTES TELECOM)	Teleservices	October 2020
Comunicación Celular S.A. COMCEL SA	Teleservices	October 2020
Davivienda S.A	Banks and foreign exchange	December 2020
Viveros Montoya Juan David	Other Revenue	December 2020
Deparatamento de Antioquia	Other Revenue	January 2021
Fondo de Valoración del Municipio de Medellín	Other Revenue	January 2021
Aeroinversiones y Negocios S.A.S	Other Revenue	January 2021
Lico Distribuciones S.A.S.	Other Revenue	March 2021
Moon Flight Services S.A.S	Other Revenue	April 2021
Easyfly S. A.	Other Revenue	July 2021
Montería
Columbus Networks de Colombia S.A.S.	Teleservices	June 2021
Corozal
Colombia Telecomunicaciones S.A. ESP (ANTES TELECOM)	Teleservices	October 2020
Quibdo
Easyfly S. A.	Other Revenue	January 2021
Centro de Servicios
Inversiones P.G.R S.A.S	Other Revenue	March 2021
Estrategia Comercial de Colombia S.A.S.	Retail	March 2021

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q21 Page 22 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of Mexican Pesos

Item	3Q 2020	3Q 2020 Per Workload Unit	3Q 2021	3Q 2021 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	426,966	184.4	1,282,380	207.8	200.3	12.7
Non-Aeronautical Revenues	367,205	158.6	1,108,366	179.6	201.8	13.2
Construction Services Revenues	409,008	176.7	217,832	35.3	(46.7)	(80.0)
Total Revenues	1,203,179	519.7	2,608,578	422.7	116.8	(18.7)
Operating Profit	287,619	124.2	1,600,115	259.3	456.3	108.8
EBITDA	410,159	177.2	1,739,158	281.9	324.0	59.1
Merida
Aeronautical Revenues	49,545	198.2	120,249	200.4	142.7	1.1
Non-Aeronautical Revenues	18,423	73.7	34,625	57.7	87.9	(21.7)
Construction Services Revenues	152,014	608.1	165,324	275.5	8.8	(54.7)
Other [2]	15	0.1	16	-	6.7	(100.0)
Total Revenues	219,997	880.0	320,214	533.6	45.6	(39.4)
Operating Profit	(6,574)	(26.3)	70,385	117.3	(1,170.7)	(546.0)
EBITDA	5,809	23.2	83,312	138.9	1,334.2	498.7
Villahermosa
Aeronautical Revenues	26,981	204.4	54,510	195.4	102.0	(4.4)
Non-Aeronautical Revenues	9,730	73.7	12,844	46.0	32.0	(37.6)
Construction Services Revenues	40,595	307.5	10,679	38.3	(73.7)	(87.5)
Other [2]	24	0.2	23	0.1	(4.2)	(50.0)
Total Revenues	77,330	585.8	78,056	279.8	0.9	(52.2)
Operating Profit	5,199	39.4	29,212	104.7	461.9	165.7
EBITDA	13,212	100.1	38,250	137.1	189.5	37.0
Other Airports [3]
Aeronautical Revenues	84,999	209.4	231,360	225.9	172.2	7.9
Non-Aeronautical Revenues	26,407	65.0	43,556	42.5	64.9	(34.6)
Construction Services Revenues	87,839	216.4	102,171	99.8	16.3	(53.9)
Other [2]	45	0.1	72	0.1	60.0	-
Total Revenues	199,290	490.9	377,159	368.3	89.3	(25.0)
Operating Profit	(19,546)	(48.1)	109,238	106.7	(658.9)	(321.8)
EBITDA	18,430	45.4	151,578	148.0	722.5	226.0
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	218,053	n/a	191,172	n/a	(12.3)	n/a
Total Revenues	218,053	n/a	191,172	n/a	(12.3)	n/a
Operating Profit	36,084	n/a	70,363	n/a	95.0	n/a
EBITDA	44,354	n/a	75,374	n/a	69.9	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(218,138)	n/a	(191,282)	n/a	(12.3)	n/a
Total Mexico
Aeronautical Revenues	588,491	189.7	1,688,499	209.2	186.9	10.3
Non-Aeronautical Revenues	421,765	135.9	1,199,391	148.6	184.4	9.3
Construction Services Revenues	689,456	222.2	496,006	61.4	(28.1)	(72.4)
Total Revenues	1,699,712	547.8	3,383,896	419.2	99.1	(23.5)
Operating Profit	302,782	97.6	1,879,313	232.8	520.7	138.5
EBITDA	491,964	158.5	2,087,672	258.6	324.4	63.2
San Juan Puerto Rico, US [5]
Aeronautical Revenues	438,015	n/a	516,045	n/a	17.8	n/a
Non-Aeronautical Revenues	181,555	n/a	419,899	n/a	131.3	n/a
Construction Services Revenues	61,968	n/a	63,941	n/a	3.2	n/a
Total Revenues	681,538	n/a	999,885	n/a	46.7	n/a
Operating Profit	243,363	n/a	530,710	n/a	118.1	n/a
EBITDA	321,882	n/a	551,919	n/a	71.5	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	20,661	n/a	354,211	n/a	1,614.4	n/a
Non-Aeronautical Revenues	43,459	n/a	126,237	n/a	190.5	n/a
Construction Services Revenues	1,702	n/a	1,877	n/a	10.3	n/a
Total Revenues	65,822	n/a	482,325	n/a	632.8	n/a
Operating Profit	(176,560)	n/a	160,797	n/a	(191.1)	n/a
EBITDA	(58,772)	n/a	273,422	n/a	(565.2)	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	1,047,167	n/a	2,558,755	n/a	144.4	n/a
Non-Aeronautical Revenues	646,779	n/a	1,745,527	n/a	169.9	n/a
Construction Services Revenues	753,126	n/a	561,824	n/a	(25.4)	n/a
Total Revenues	2,447,072	n/a	4,866,106	n/a	98.9	n/a
Operating Profit	369,585	n/a	2,570,820	n/a	595.6	n/a
EBITDA	755,074	n/a	2,913,013	n/a	285.8	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

ASUR 3Q21 Page 23 of 27

[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 3Q21.
[6] Reflects the results of operation of Airplan, Colombia for 3Q21.

ASUR 3Q21 Page 24 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to September 30, 2021 and 2020
Thousands of Mexican Pesos

Item	9M	9M	%	3Q	3Q	%
	2020	2021	Chg	2020	2021	Chg
Revenues
Aeronautical Services	3,877,006	6,528,090	68.4	1,047,167	2,558,755	144.4
Non-Aeronautical Services	2,650,860	4,346,601	64.0	646,779	1,745,527	169.9
Construction Services	1,843,207	1,120,406	(39.2)	753,126	561,824	(25.4)
Total Revenues	8,371,073	11,995,097	43.3	2,447,072	4,866,106	98.9

Operating Expenses
Cost of Services	2,342,238	2,382,579	1.7	650,588	765,225	17.6
Cost of Construction	1,843,207	1,120,406	(39.2)	753,126	561,824	(25.4)
General and Administrative Expenses	175,128	206,261	17.8	56,713	87,099	53.6
Technical Assistance	124,650	267,366	114.5	26,075	111,374	327.1
Concession Fee	390,602	652,081	66.9	92,933	265,560	185.8
Depreciation and Amortization	1,482,268	1,498,176	1.1	492,059	504,204	2.5
Total Operating Expenses	6,358,093	6,126,869	(3.6)	2,071,494	2,295,286	10.8

Other Revenues	158,881		n/a	(5,993)		n/a

Operating Income	2,171,861	5,868,228	170.2	369,585	2,570,820	595.6

Comprehensive Financing Cost	(59,642)	(375,609)	529.8	(226,309)	(56,949)	(74.8)

Income from results of Joint Venture Accounted by the Equity Method	(1,618)		n/a	(1,618)		n/a

Income Before Income Taxes	2,110,601	5,492,619	160.2	141,658	2,513,871	1,674.6

Provision for Income Tax	488,223	1,196,249	145.0	35,194	554,782	1,476.4
Deferred Income Taxes	75,912	(28,975)	n/a	(40,563)	1,638	n/a

Net Income for the Year	1,546,466	4,325,345	179.7	147,027	1,957,451	1,231.4

Majority Net Income	1,469,242	3,970,624	170.2	105,155	1,793,950	1,606.0
Non- controlling interests	77,224	354,721	359.3	41,872	163,501	290.5

Earning per Share	4.8975	13.2354	170.2	0.3505	5.9798	1,606.0
Earning per American Depositary Share (in U.S. Dollars)	2.3818	6.4367	170.2	0.1705	2.9082	1,606.0
Exchange Rate per Dollar Ps. 20.5623

ASUR 3Q21 Page 25 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of September 30, 2021 and December 31, 2020
Thousands of Mexican Pesos

Item	September 2021	December 2020	Variation	% Change
Assets
Current Assets
Cash and Cash Equivalents	11,042,598	5,192,628	5,849,970	112.7
Cash and cash equivalents restricted	14,844	5,055	9,789	193.6
Accounts Receivable, net	1,450,654	1,358,227	92,427	6.8
Recoverable Taxes and Other Current Assets	766,630	1,160,139	(393,509)	(33.9)
Total Current Assets	13,274,726	7,716,049	5,558,677	72.0

Non Current Assets
Machinery, Furniture and Equipment, net	188,135	504,385	(316,250)	(62.7)
Intangible Assets, Airport Concessions and Goodwill-Net	52,366,526	52,182,311	184,215	0.4
Documents Receivable	106,102		106,102	n/a
investment in Joint Venture	10,730	8,466	2,264	26.7
Total Assets	65,946,219	60,411,211	5,535,008	9.2

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	229,066	353,886	(124,820)	(35.3)
Bank Loans and Short Term Debt	1,321,322	1,138,750	182,572	16.0
Accrued Expenses and Others Payables	4,533,794	1,274,451	3,259,343	255.7
Total Current Liabilities	6,084,182	2,767,087	3,317,095	119.9

Long Term Liabilities
Bank Loans	6,125,631	6,119,655	5,976	0.1
Long Term Debt	6,628,793	6,641,941	(13,148)	(0.2)
Deferred Income Taxes	3,147,751	3,165,145	(17,394)	(0.5)
Employee Benefits	24,116	24,177	(61)	(0.3)
Total Long Term Liabilities	15,926,291	15,950,918	(24,627)	(0.2)

Total Liabilities	22,010,473	18,718,005	3,292,468	17.6

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,989,535	1,890,659	98,876	5.2
Mayority Net Income for the Period	3,970,624	1,972,319	1,998,305	101.3
Cumulative Effect of Conversion of Foreign Currency	521,915	321,867	200,048	62.2
Retained Earnings	21,124,306	21,713,863	(589,557)	(2.7)
Non- Controlling interests	8,562,090	8,027,222	534,868	6.7
Total Stockholders' Equity	43,935,746	41,693,206	2,242,540	5.4

Total Liabilities and Stockholders' Equity	65,946,219	60,411,211	5,535,008	9.2
Exchange Rate per Dollar Ps. 20.5623

ASUR 3Q21 Page 26 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow for the periods of January 1, to September 30, 2021 and 2020.
Thousands of Mexican Pesos

Item	9M	9M	%	3Q	3Q	%
	2020	2021	Chg	2020	2021	Chg
Operating Activities
Income Before Income Taxes	2,110,601	5,492,619	160.2	141,658	2,513,871	1,674.6

Depreciation and Amortization	1,482,268	1,498,176	1.1	492,059	504,204	2.5
Income from results of Joint Venture Accounted by the Equity Method	1,618		n/a	1,618		n/a
Interest Income	(284,555)	(135,320)	(52.4)	(119,716)	(48,119)	(59.8)
Interest payables	780,416	618,408	(20.8)	247,880	203,933	(17.7)
Foreign Exchange Gain (loss), net unearned	(64,296)		n/a	18,536		n/a
Sub-Total	4,026,052	7,473,883	85.6	782,035	3,173,889	305.8
Trade Receivables	19,488	(333,178)	n/a	(357,471)	291,316	n/a
Recoverable Taxes and other Current Assets	(217,103)	95,328	n/a	175,879	(32,116)	n/a
Income Tax Paid	(1,300,215)	(665,377)	(48.8)	(187,364)	(227,312)	21.3
Trade Accounts Payable	(426,761)	895,372	n/a	(196,686)	444,073	n/a

Net Cash Flow Provided by Operating Activities	2,101,461	7,466,028	255.3	216,393	3,649,850	1,586.7

Investing Activities
Investments in Joint Venture	(10,556)		n/a
Loans Granted to Third Parties		(105,000)	n/a		(105,000)	n/a
Proceeds for Cancellation of Land Acquisition Contract		286,283	n/a
Restricted Cash	150,099	(8,087)	n/a	(22,480)	1,492	n/a
Investments in Machinery, Furniture and Equipment, net	(1,801,813)	(1,418,484)	(21.3)	(834,473)	(601,180)	(28.0)
Interest Income	217,262	136,215	(37.3)	55,177	47,326	(14.2)

Net Cash Flow Used by Investing Activities	(1,445,008)	(1,109,073)	(23.2)	(801,776)	(657,362)	(18.0)

Excess Cash to Use in Financing Activities	656,453	6,356,955	868.4	(585,383)	2,992,488	n/a

Bank Loans	66,958	2,630,000	3,827.8	157,179	2,650,000	1,586.0
Long Term Debt Paid	(149,585)	(2,359,554)	1,477.4	(263,714)	(2,156,552)	717.8
Interest Paid	(856,343)	(781,100)	(8.8)	(340,332)	(313,324)	(7.9)
Dividends Paid

Net Cash Flow Used by Financing Activities	(938,970)	(510,654)	(45.6)	(446,867)	180,124	n/a

Net Increase in Cash and Cash Equivalents	(282,517)	5,846,301	n/a	(1,032,250)	3,172,612	n/a

Cash and Cash Equivalents at Beginning of Period	6,192,679	5,192,628	(16.1)	7,124,096	7,837,766	10.0

Exchange Gain on Cash and Cash Equivalents	102,584	3,669	(96.4)	(79,100)	32,220	n/a

Cash and Cash Equivalents at the End of Period	6,012,746	11,042,598	83.7	6,012,746	11,042,598	83.7

ASUR 3Q21 Page 27 of 27